US$500,000,000	FILED PURSUANT TO RULE 433
4.500% SENIOR NOTES DUE 2022 (RE-OPENING)	FILE NO. 333-172562

Terms and Conditions:

Issuer:	Citigroup Inc.
Ratings:	Baa2 (negative outlook)/A- (negative outlook)/A (stable outlook) (Moody’s / S&P / Fitch)
Ranking:	Senior
Trade Date:	July 31, 2012
Settlement Date:	August 7, 2012 (T+ 5 days)
Maturity:	January 14, 2022
Par Amount:	U.S. $500,000,000. Upon settlement, the notes will form part of the same series as, and will be fungible with, Citigroup’s outstanding 4.500% Senior Notes Due 2022 issued on November 1, 2011, on December 14, 2011 and on July 9, 2012, and the aggregate principal amount of this series of notes will be $2,500,000,000.
Semi-Annual Coupon:	4.500% per annum
Re-offer Spread to Benchmark:	T10 + 235 basis points
Re-offer Yield:	3.826% per annum
Public Offering Price:	105.294% plus accrued interest from July 14, 2012.
Net Proceeds to Citigroup:	$525,782,500 (including accrued interest but before expenses).
Interest Payment Dates:	The 14th day of each January and July, commencing January 14, 2013. Following business day convention.
Day Count:	30/360.
Record Dates:	The January 2nd and July 1st preceding each Interest Payment Date
Defeasance:	Applicable. Provisions of Section 11.03 and 11.04 of the Indenture apply.
Redemption at Issuer Option:	Only for tax purposes.
Redemption for Tax Purposes:	Applicable at issuer option if, as a result of changes in U.S. tax law, withholding tax or information reporting requirements are imposed on payments on the notes to non-United States persons. Redemption as a whole, not in part.
Sinking Fund:	Not applicable.
Listing:	Application will be made to list the notes on the regulated market of the Luxembourg Stock Exchange.
Minimum Denomination / Multiples:	$1,000/ multiples of $1,000 in excess thereof
Sole Book Manager:	Citigroup Global Markets Inc.
Senior Co-Managers:	Barclays Capital Inc. Deutsche Bank Securities Inc. Goldman, Sachs & Co. Nomura Securities International, Inc. UBS Securities LLC

US$500,000,000	FILED PURSUANT TO RULE 433
4.500% SENIOR NOTES DUE 2022 (RE-OPENING)	FILE NO. 333-172562

Junior Co-Managers:

Banca IMI S.p.A.

Blaylock Robert Van, LLC

BNP Paribas Securities Corp.

Cabrera Capital Markets, LLC

CastleOak Securities, L.P.

Kota Global Securities Inc.

Lebenthal & Co., LLC

Loop Capital Markets LLC

Mischler Financial Group, Inc.

PNC Capital Markets LLC

RBC Capital Markets, LLC

SG Americas Securities, LLC

CUSIP: ISIN:	172967 FT 3 US172967FT34

Citigroup Inc. has filed a registration statement (including a prospectus) with the Securities and Exchange Commission for the offering to which this communication relates. Before you invest, you should read the prospectus in the registration statement and the other documents Citigroup has filed with the SEC for more complete information about Citigroup and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. The file number for Citigroup’s registration statement is No. 333-172562. Alternatively, you can request the prospectus by calling toll-free in the United States 1-877-858-5407.